

SEC 16022398

SEC
Mail Processing
Section
DEC 02 2016
Washington DC
412

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 20747

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **10/01/15** (MM/DD/YY) AND ENDING **09/30/16** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Cape Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1600 Pennsylvania Avenue
(No. and Street)

McDonough	**GA**	**30253**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jim R. Webb **(678) 583-1120**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name - *if individual, state last, first, middle name*)

900 Circle 75 Parkway, Suite 1100	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

RECEIVED
2016 DEC -2 AM 11:38
SEC / TM

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

PUBLICLY AVAILABLE

OATH OR AFFIRMATION

I, **Jim R. Webb**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Cape Securities, Inc., as

of **September 30**, **2016**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


BRENDA A MACDONALD
MY COMMISSION EXPIRES
NOTARY
PUBLIC
2/3/20
HENRY COUNTY, GEORGIA

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

PUBLICLY AVAILABLE

CAPE SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2016

ASSETS

Cash and cash equivalents	$ 170,390
Clearing deposit	100,000
Due from clearing broker-dealer	40,321
Commissions receivable-other	176,522
Office furniture and equipment, net of accumulated depreciation of 29,644	55,191
Prepaid expenses	1,511
Due from brokers	25,629
Due from related parties	1,424
Due from employees	450
Total assets	$ 571,438

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 34,745
Accrued litigation and settlements	136,000
Notes Payable – Insurance Financing	12,233
Accrued commissions	172,013
Accrued payroll and taxes	15,882
Note payable to regulators	54,034
Total liabilities	424,907
STOCKHOLDER'S EQUITY:	
Common stock, par value $1,500,000 shares authorized; 230,000 shares issued and outstanding	230,000
Additional paid-in capital	237,360
Retained earnings	(320,829)
Total stockholder's equity	146,531
Total liabilities and stockholder's equity	$ 571,438

The accompanying notes are an integral part of these financial statements.

PUBLICLY AVAILABLE